UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

The board of directors of Medigus Ltd., or the Company, has resolved on a reorganization of the Company, which will include the transfer of all of the Company’s assets and intellectual property related to the Company’s miniature video cameras into a fully owned subsidiary of the Company. This technology transfer is intended to distinguish the Company’s miniature video cameras business from the other operations of the Company and will enable the Company to form a separate business unit with dedicated resources focused on the promotion of this technology.

Together with the technology transfer, the board of directors of the Company has directed the Company to examine additional applications for the Company’s miniature video cameras outside of the medical device industry, among others, the defense industry, the aviation industry and the automotive industry. In addition, the Company will consider the introduction of investors to invest directly in the Company’s miniature video cameras fully owned subsidiary, while continuing to support its ongoing operations.

The board of directors believes that such technology transfer will allow the company to leverage its innovative miniature video camera technology and explore new business opportunities and relations.

In connection with the above, on November 20, 2018, the Company issued a press release titled: “Medigus Will Form a Separate Company for its Novel Miniature Video Cameras, Focused on Marketing for New Industries.” A copy of this press release is furnished herewith as exhibit 99.1.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 20, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Will Form a Separate Company for its Novel Miniature Video Cameras, Focused on Marketing for New Industries,” dated November 20, 2018.

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